UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               ------------------
                                SCHEDULE 13D/A-3


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


            Phone1Globalwide Inc. (f/k/a/ Globaltron Corporation)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  37941F 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Donald E. Thompson, II, Esq.
                               Proskauer Rose LLP
                          2255 Glades Road, Suite 340W
                            Boca Raton, Florida 33431
                                 (561) 241-7400
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

CUSIP No. 972639 10              SCHEDULE 13D                  Page 2 of 7 Pages


_____________________________________________________________________________
1    NAME OF REPORTING PERSONS  GNB Bank (Panama), S.A.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)    N/A



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS               N/A



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION         Republic of Panama



________________________________________________________________________________
               7    SOLE VOTING POWER     16,166,667(1)

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER -0-
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER   16,166,667(1)

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER   -0-
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  16,166,667(1)



________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    29.5%



________________________________________________________________________________
14   TYPE OF REPORTING PERSON         BK



________________________________________________________________________________
(1) Represents (i) 2.5 million shares of common stock, (ii) 7.0 million shares of Series A 8% Convertible Preferred Stock, which is convertible into common stock at any time, subject to certain adjustment mechanisms, on a one share for one share basis, and (iii) 6,666,667 million shares, subject to an alternative conversion formula, issuable upon the conversion of a $10 million promissory note, as further described herein.

CUSIP No. 972639 10              SCHEDULE 13D                Page 3  of 7  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS  Metro Marketing, Limited

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)    N/A



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS               N/A



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION         Isle of Man



________________________________________________________________________________
               7    SOLE VOTING POWER    -0-

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER -0-(1)
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER   -0-

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER   -0-(1)
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-(1)



________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0%



________________________________________________________________________________
14   TYPE OF REPORTING PERSON         CO



________________________________________________________________________________
(1) The Reporting Person owns all of the outstanding capital stock of GNB Bank, the record holder of the shares of the Issuer as reported on page 2.

                                                               Page 4 of 7 Pages


ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of Phone1Globalwide Inc., a Delaware corporation (f/k/a/ "Globaltron Corporation") (the "Issuer"). The principal executive offices of the Issuer are located at 100 North Biscayne Boulevard, Suite 2500, Miami, Florida 33132.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D is filed on a joint basis pursuant to Rule 13d-1(k) by GNB Bank (Panama), S.A. ("GNB Bank") and Metro Marketing, Limited ("Metro" and collectively with GNB Bank, the "Reporting Person"). GNB Bank is a banking corporation organized under the laws of the Republic of Panama, having its principal offices at Torre Banco Continental, Piso 30, Calle 50y Aquilino De La Guardia, Panama City, Republic of Panama. Metro is a corporation organized under the laws of the Isle of Man and has its principal offices at 5 Market Place, Peel, Isle of Man 1M5 1AB. Metro has owned all of the outstanding securities of GNB Bank since prior to GNB Bank's initial acquisition of securities of the Issuer on June 14, 2001, as more fully described in Item 3 below. Metro is in turn wholly-owned by a trust formed under the laws of Guernsey, Channel Islands (the "Trust"), the trustee of which is a private trust company. None of the beneficiaries of the Trust have voting or managerial control over the assets of the Trust, including the shares of the Issuer held by GNB Bank.

(d)-(e) During the last five years, neither GNB Bank, the Trust nor Metro has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 14, 2001, GNB Bank acquired 2,500,000 shares of the Issuer's common stock from Colpafinsa S.A. pursuant to a Stock Purchase Agreement between Colpafinsa and the Reporting Person. On June 26, 2001, GNB Bank converted a $4.0 million convertible note due by the Issuer to GNB Bank into 4.0 million shares of the Issuer's Series A 8% Convertible Preferred Stock ("Series A Stock"). Each share of Series A Stock votes together with common stock and is convertible into common stock on a one-share-for-one-share basis, subject to certain potential adjustments. On June 26, 2001, GNB Bank also acquired 3.0 million additional shares of Series A Stock from the Issuer for $2.00 per share (for an aggregate of $6.0 million).

On October 31, 2001, GNB Bank loaned to the issuer $10 million pursuant to a convertible promissory note (the "$10 million Note").

                                                               Page 5 of 7 Pages

ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the transaction was, in part, to convert a portion of debt due the Reporting Person, into equity, and to otherwise invest in the Issuer. Except as described below, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, other than the possible conversion of the $10 million Note into securities of the Issuer as described herein.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) any other material change in the Issuer's business or corporate structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 16,166,667 shares of Common Stock, which represents 29.5% of the outstanding Common Stock assuming (i) conversion of 7.0 million shares of Series A 8% Convertible Preferred Stock on a one-share-for-one-share basis and (ii) 6,666,667 shares, subject to an alternative conversion formula, issuable upon the conversion of the $10 million note. The principal and interest of the $10 million Note is convertible, in whole or in part, as elected by GNB Bank into:

         (i) that number of shares of common stock or any other class of securities issued by Phone 1, having privileges or rights senior to the common stock, equal to the principal and interest accrued thereon under the $10 million Note that the GNB Bank elects to convert divided by:

                                                               Page 6 of 7 Pages

                  (A)      If GNB Bank  elects to convert the entire $10 million
                           Note in whole, such conversion price per share that would result in issuing to GNB Bank such number of securities of the Company as would represent 12.5%, on a fully diluted basis, of the total issued and outstanding stock of the Company immediately after the conversion: and

                  (B) If GNB Bank has elects to convert less the entire $10 million Note, such conversion price per share that would result in issuing to GNB Bank such number of securities of the Company as would represent the percentage, on a fully diluted basis, of the total issued and outstanding stock of Phone 1 equal to 7.5% multiplied by the principal amount and interest of the $10 million Note that GNB Bank elects to convert divided by the total outstanding principal and interest of the $10 million Note; or

         (ii) That number of shares of common stock of the Company equal to the principal and interest accrued thereon under the $10 million Note that GNB Bank elects to convert divided by $1.5.

Based upon the number of shares of Common Stock currently issued and outstanding (on a fully-diluted basis) as reported by the Issuer in its last Annual Report on Form 10-KSB, the Reporting Person believes that if it were to exercise its conversion rights pursuant to the conversion formula described in clause (i)(A) above that it would be issued in excess of the 6,666,667 shares issuable pursuant to clause (ii) above.

(b)      Not applicable.

(c)      None.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

a. $10 million Convertible Note dated October 31, 2002, issued to GNB Bank.

b. Joint Filing Agreement dated July __, 2002.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                               Page 7 of 7 Pages


Date: July 18, 2002                         GNB Bank (Panama) S.A.


                                            By: /s/  Camilo  Verastegui
                                               ------------------------------
                                            Name: Camilo Verastegui
                                            Title: General Manager


                                            METRO MARKETING, LIMITED


                                            By: /s/  Colin Fertrache
                                               ------------------------------
                                            Name: Colin Fertrache
                                            Title: Director

                                                                    Exhibit 99.1

THIS NOTE MAY NOT BE TRANSFERRED, SOLD, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH ALL APPLICABLE FEDERAL AND STATE SECURITIES LAWS.

                                      NOTE


$10,000,000                                                         New York, NY
                                                                October 31, 2001

                  FOR VALUE RECEIVED, Phone 1, Inc., a Florida corporation (the "Borrower"), having a principal office at 100 North Biscayne Blvd., Suite 2500, Miami, Florida 33132 hereby promises to pay to the order of GNB Bank Panama S.A. ("Lender") on the Repayment Date, at Calle 50 y Aquilino de la Guardia, Torre Banco Continental, Piso 30, Panama City, Republic of Panama, or such other place (the "Office"), as may be designated by the Lender in a written notice given to the Borrower, in lawful money of the United Sates of America in New York Clearing House funds, the principal sum of Ten Million ($10,000,000.00) United States Dollars (the "Principal Amount").

                  The Borrower promises also to pay, quarterly in arrears, interest on the unpaid Principal Amount in like money at said Office from the date hereof until paid at Interest Rate.

                  Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Loan Agreement, dated as of the date hereof, between the Borrower, the Lender and Globaltron Corporation as the guarantor.

                  Any interest due under this Note may be offset by the Lender as against any funds of the Borrower on deposit at the Lender, if any.

                  By notice in writing to the Borrower, the Lender may elect (either prior to the Repayment Date or after the Repayment Date, if this Note has not been fully paid) to convert this Note in whole or in part, as elected by the Lender (1) into either the shares described in Subparagraphs (i) or (ii) below; or (2) part into the shares described in Subparagraph (i) below and part into the shares described in Subparagraph (ii) below:

                  (i) that number of shares of common stock or any other class of securities issued by the Borrower, having privileges or rights senior to the common stock, equal to the principal and interest accrued thereon under the Note that the Lender elects to convert divided by:

                           a) if the Lender has  elected to convert the Loan and
                  the Note in whole, such conversion price per share that results in granting to the Lender such number of securities of the Borrower representing 12.5%, on a fully diluted basis, of the total issued and outstanding stock of the Borrower immediately after the conversion; and

                           b) if the Lender has  elected to convert the Loan and
                  the Note in part, such conversion price per share that results in granting to the Lender such number of securities of the Borrower representing the Partial Election Percentage; or

                  (ii) that number of shares of common stock of the Guarantor equal to the principal and interest accrued thereon under the Note that the Lender elected to convert divided by 1.5.

                  In the event that the Lender exercises its conversion right with respect to only a portion of the outstanding principal amount and/or accrued interest under this Note, that portion of the principal amount not so converted shall continue to accrue interest and shall be repayable by the Borrower in accordance with the terms hereof and the Borrower shall issue a new promissory note to the Lender in substantially the form of the surrendered Note, in an aggregate principal amount equal to the remaining unpaid principal balance of the surrendered Note.

                  The Borrower shall pay on demand all losses, costs and expenses, if any (including reasonable counsel fees and expenses), in connection with the enforcement (whether through negotiations, legal proceedings or otherwise) of this Note.

                  The Borrower hereby waives presentment, demand, protest or notice of any kind in connection with this Note.

                  No failure on the part of Lender to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

                  This Note, having been signed in the State of New York, shall be governed by and construed in accordance with the laws of the State of New York, United States of America, without regard to conflict of law principles.

                  Any proceedings with respect to the interpretation of this Note or the rights and obligations of the undersigned shall be exclusively brought in the United States District Court for the Southern District of New York or, if such court lacks subject matter jurisdiction, in the Supreme Court of the State of New York, County of New York and the undersigned waives the right to object to the jurisdiction or venue of either such Court or to claim it is inconvenient forum.


                                       PHONE 1 INC.


                                       By: /s/
                                          ----------------------------------
                                       Name:
                                            --------------------------------
                                       Title:
                                             ----------------------------------

                                                                    Exhibit 99.2


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Phone1 Globalwide, Inc., and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file any and all amendments to such Statement on Schedule 13D.


Date: July __, 2002                         GNB Bank (Panama) S.A.


                                            By:
                                               -----------------------------
                                            Name: Camilo Verastegui
                                            Title: General Manager


                                            METRO MARKETING, LIMITED


                                            By:
                                               -----------------------------
                                            Name: Colin Fertrache
                                            Title: Director